SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549

                           FORM 12b-25

                                 Commission File Number 000-05940

                   NOTIFICATION OF LATE FILING

(Check One): [ X ]Form 10-K   [   ]Form 20-F   [   ]Form 11-K
             [   ]Form 10-Q   [   ]Form N-SAR

     For Period Ended:     August 31, 2002
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[  ]Transition Report on Form 10-K [  ]Transition Report on Form 10-Q
[ ]Transition Report on Form 20-F [ ]Transition Report on Form N-SAR [ ]Transition Report on Form 11-K

     For the Transition Period Ended:
                                     ------------------------

     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                             PART I
                     REGISTRANT INFORMATION

Full name of registrant    TEMTEX INDUSTRIES, INC.
                         -------------------------------------
Former name if applicable
                         -------------------------------------
Address of principal executive office (Street and number)

1190 WEST OLEANDER AVENUE
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City, state and zip code     PERRIS, CALIFORNIA 92571
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                             PART II
                     RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                            PART III
                            NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

                       See Attachment III


                             PART IV
                        OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:


        Stanley R. Huller        214             761-4325
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          (Name)              (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under Section
13 or 15(d) of the Securities Exchange Act of 1934 or Section 30
of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                  ( X )Yes  (   )No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                  ( X )Yes  (   )No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         See Attachment IV



                     TEMTEX INDUSTRIES, INC.
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          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  November 29, 2002      By:  /s/  JOHN F. GURROLA
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                              Name:  John F. Gurrola
                                   ---------------------------
                              Title: Chief Financial Officer
                                     & Secretary
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                         Attachment III
           to Notification of Late Filing of Form 10-K
               for the Year Ended August 31, 2002

The Registrant was unable to file on November 29, 2002, its Annual Report on Form 10-K for the year ended
August 31, 2002 ("Form 10-K") because, among other reasons, the Registrant recently changed its auditors for fiscal year 2002, changed its management, and relocated its corporate headquarters from Dallas, Texas to Perris, California. The Registrant expects, however, to be in a position to file the Form 10-K, on or before December 16, 2002.

                          Attachment IV
            to Notification of Late Filing of Form 10-K
              for the Year Ended August 31, 2002

For the year ended August 31, 2002, the Registrant expects to report an estimated net loss of approximately $6.04 million on estimated revenues of $22.26 million as compared to a reported net loss of $5.70 million on reported revenues of $20.28 million for the year ended August 31, 2001. The foregoing revenue and loss projections are forward-looking statements based on the Registrant's assumptions and estimates of the results to be reported in its Form 10-K to be filed on or before December 16, 2002. No independent accountant has expressed an opinion on these estimates.